Magna Announces Cooperation Regarding Regulatory Investigation

AURORA, ON, Oct. 13, 2011 - Magna International Inc. (TSX: MG)
(NYSE: MGA) today announced that it is cooperating with the United States Department of Justice ("DOJ") with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary within our Cosma International operating unit acted as Tier 1 tooling supplier. Magna's policy is to comply with all applicable laws, including antitrust and competition laws, and we are fully cooperating with the DOJ.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have over 104,000 employees in 269 manufacturing operations and 84 product development, engineering and sales centres in 26 countries.

Forward-Looking Statements

The previous discussion may contain statements that constitute "forward-looking statements" within the meaning of applicable securities legislation. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volume levels; the potential bankruptcy of a major automotive customer; the inability of sub-suppliers to timely accommodate demand for their parts; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; the impact of potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.
In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information:
Tracy Fuerst, Director, Corporate Communications at 248-729-2731.